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                                                                     Exhibit 12

                HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                  (RESTATED)

                                                      Year Ended December 31,
                                            --------------------------------------------
                                              2001     2000     1999     1998     1997
                                            -------- -------- -------- -------- --------
                                                           (In millions)
Net income................................. $1,727.9 $1,396.1 $1,205.5 $  364.7 $  835.1
Income taxes...............................    949.8    773.1    658.6    396.1    431.3
                                            -------- -------- -------- -------- --------
Income before income taxes.................  2,677.7  2,169.2  1,864.1    760.8  1,266.4
                                            -------- -------- -------- -------- --------
Fixed charges:
Interest expense (1).......................  3,295.6  3,182.8  2,305.2  2,067.5  1,902.1
Interest portion of rentals (2)............     52.2     42.9     37.7     48.1     46.8
                                            -------- -------- -------- -------- --------
Total fixed charges........................  3,347.8  3,225.7  2,342.9  2,115.6  1,948.9
                                            -------- -------- -------- -------- --------
Total earnings as defined.................. $6,025.5 $5,394.9 $4,207.0 $2,876.4 $3,215.3
                                            ======== ======== ======== ======== ========
Ratio of earnings to fixed charges (3).....     1.80     1.67     1.80     1.36     1.65
                                            ======== ======== ======== ======== ========
Preferred stock dividends (4)..............       --       --       --       -- $   14.6
                                            ======== ======== ======== ======== ========
Ratio of earnings to combined fixed charges
and preferred stock dividends (3)..........     1.80     1.67     1.80     1.36     1.59
                                            ======== ======== ======== ======== ========

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(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.
(2) Represents one-third of rentals, which approximates the portion representing interest.
(3) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.83.
(4) Preferred stock dividends are grossed up to their pretax equivalents.